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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                          Celtrix Pharmaceuticals Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   151186103
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                                 (CUSIP Number)

                                 Paul J. Tauber
                       Coblentz, Patch, Duffy & Bass, LLP
                          222 Kearny Street, 7th Floor
                     San Francisco, California  94018-4510
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                January 7, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Veron International Limited ("Veron")
     N.A.
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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                        (a) [_]
                                                                         (b) [_]
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     SEC USE ONLY
3
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     SOURCE OF FUNDS*

4    WC
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     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(E)

5    N.A.                                                                    [_]
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     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     British Virgin Islands
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                         SOLE VOTING POWER
  NUMBER OF          7
                         2,990,887 shares. The 2,990,887 shares include warrants
    SHARES               to purchase 307,629 shares of the issuer held by Veron.
                  --------------------------------------------------------------
 BENEFICIALLY            SHARED VOTING POWER

   OWNED BY          8   0
                  -------------------------------------------------------------
     EACH                SOLE DISPOSITIVE POWER

  REPORTING          9   2,990,887 shares. The 2,990,887 shares include warrants
                         to purchase 307,629 shares of the issuer held by Veron.
    PERSON        -------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
     WITH
                    10   0
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     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     2,990,887
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     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                           [_]
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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     9.48%
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     TYPE OF REPORTING PERSON*
14
     CO
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Veron International Limited (the "Reporting Person") hereby amends the single statement on Schedule 13D, filed with the Securities and Exchange Commission, with respect to certain shares of common stock and warrants to purchase common stock of Celtrix Pharmaceuticals Inc. ("Issuer") as follows:


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 is hereby amended to add the following paragraph after the final paragraph:

        On January 7, 2000, the Reporting Person exercised warrants to purchase 1,410,000 shares held by the Reporting Person. The exercise of the warrants was accomplished by means of a net exercise. Accordingly, because the market price of the common stock of the Issuer as traded on the NASDAQ was $2.75 on the exercise date, the Reporting Person surrendered the equivalent of 282,000 shares in the exercise. As a result, the Reporting Person received 1,128,000 shares of common stock as a result of the exercise of the warrants.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is hereby amended, in its entirety, to provide as follows:

        (a) 2,990,887 shares. The 2,990,887 shares include warrants to purchase 307,629 shares of the Issuer held by the Reporting Person.

        (b)  (i)    Sole power to vote or direct the vote:

                    2,990,887 shares

             (ii)   Shared power to vote or direct the vote:

                    0

             (iii)  Sole power to dispose or direct the disposition of:

                    2,990,887 shares

             (iv)   Shared power to dispose or direct the disposition of:

                    0

        (c) See response to Item 3. On January 7, 2000, the Reporting Person exercised warrants to purchase 1,410,000 shares held by the Reporting Person. The exercise of the warrants was accomplished by means of a net exercise. Accordingly, because the market price of the common stock of the Issuer as traded on the NASDAQ was $2.75 on the exercise date, the Reporting Person surrendered the equivalent of 282,000 shares in the exercise. As a result, the Reporting Person received 1,128,000 shares of common stock as a result of the exercise of the warrants. The exercise of warrants was conducted in a single transaction and was made directly with the Issuer pursuant to the terms of the warrants. The exercise price of each of the warrants was $0.55 per share.

        (d)  N.A.

        (e) January 7, 2000. This amendment is being filed as of February 29, 2000 because the actual date of the exercise was not determined by the Issuer until February 23, 2000.


SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 29, 2000
---------------------------------
             Date

                                            VERON INTERNATIONAL LIMITED


                                            By:     /s/ Joseph W.K. Leung
                                                --------------------------------
                                                        Joseph W.K. Leung

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